Exhibit 21

LIST OF SUBSIDIARIES OF EXX INC

NAME OF SUBSIDIARIES OF EXX INC	NAME UNDER WHICH SUBSIDIARY DOES BUSINESS	STATE OF INCORPORATION
Newcor, Inc.	Newcor Bay City	Delaware

SFM CORP.	Howell Electric Motors	New Jersey

Henry Gordy International Inc.	Henry Gordy Int’l	Delaware

TX Technology Corp	TX Technology Corp.	Delaware

TX Systems Inc.	TX Systems Inc.	Nevada

Hi-Flier Inc.	Hi-Flier Inc.	Nevada

Handi-Pac, Inc.	Steven Mfg. Co.	Missouri

NAME OF SUBSIDIARIES OF NEWCOR, INC.
Deco Engineering, Inc.	Deco Engineering, Inc.	Michigan

Rochester Gear, Inc.	Rochester Gear, Inc.	Michigan

Plastronics Plus, Inc.	Plastronics Plus, Inc.	Wisconsin

Blackhawk Engineering, Inc.	Blackhawk Engineering and Blackhawk Systems	Iowa

Boramco, Inc.	Boramco, Inc.	Indiana

Machine Tool & Gear, Inc.	MT&G Inc.	Michigan